

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Deborah Jordan
Chief Financial Officer
Camden National Corporation
2 Elm Street
Camden, Maine 04843

> **Re:** **Camden National Corporation**
> **Form 10-K for period ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the period ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 001-13227**

Dear Ms. Jordan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant